Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com
SECOND QUARTER REPORT JUNE 30, 2006

Aurizon Reports Second Quarter 2006 Results

Aurizon reports financial results for the second quarter of 2006, which have been prepared on the basis of available information up to July 31, 2006.  As of this date, Aurizon had 145,137,048 common shares issued and outstanding and 149,609,548 million shares, on a fully diluted basis.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The second quarter was highlighted by the following activities:

•

Unsolicited takeover bid from Northgate.

•

B.C. courts uphold enforceability of standstill agreement with Northgate.

•

Definition and exploration drilling at Casa Berardi outlined significant mineralization.

•

Option to acquire 100% of the Joanna gold property.

•

Staking of the Kipawa gold-uranium property.

•

Casa Berardi development remains on schedule and on budget for fourth quarter startup.

•

Takeover bid costs and non-cash charges, associated with unrealized losses on derivative instruments and stock option grants, result in a net loss of $11.9 million in the second quarter.  There are no margin requirements with respect to the derivative instruments.

At June 30, 2006, Aurizon had cash balances of $31.9 million, of which $16.6 million is in restricted accounts that may be used to fund the Casa Berardi project and general administrative costs.  Long-term debt at June 30, 2006 was $32.6 million.

FINANCIAL RESULTS

SECOND QUARTER 2006

The operating results of Aurizon reflect the ongoing administrative costs of the Company, net of interest and royalty income.  The Company currently does not have any operating mining assets, however its 100% Casa Berardi Gold Mine project is expected to commence gold production in the fourth quarter of this year.  In the second quarter of 2005, Aurizon sold its interest in the Sleeping Giant, the results of which are reflected in the comparative results as discontinued operations.

The net loss for the second quarter of 2006 was $11.9 million, or ($0.08) per share, compared to a net loss of $1.3 million from continuing operations, or ($0.01) cent per share, in the same period of 2005.  The second quarter loss was adversely impacted by expenditures related to the unsolicited, hostile takeover bid and to non-cash charges associated with unrealized losses on derivative instruments and stock option grants.

On May 23, 2006, Northgate Minerals Corporation announced an unsolicited takeover bid for Aurizon.

After a thorough analysis of all aspects of the Bid, and with the advice and assistance of BMO Nesbitt Burns and National Bank Financial, two of Canada's leading investment banks, Aurizon’s Board unanimously concluded that the consideration offered pursuant to the Northgate Bid was inadequate and recommended that shareholders reject the Northgate Bid, citing a number of reasons for its recommendations, including:

•

The offer would dilute Aurizon shareholders’ 100% interest in a permitted, financed, substantially built gold mine scheduled for gold production in the fourth quarter 2006 in exchange for a 30% minority interest in a company with high risk assets.

•

The offer would significantly increase Aurizon shareholders’ exposure to copper when copper prices are near an all-time high and may be vulnerable to a downward correction.

•

The Bid did not reflect the substantial upside potential at Casa Berardi and did not recognize the re-rating often associated with the higher valuation multiple assigned to producing companies relative to development companies.

•

The consideration for the Bid was inadequate from a financial point of view.

•

The premium offered was significantly below comparable transactions.

Having reached the conclusion that the offer was inadequate and not in the best interest of Aurizon’s shareholders, the Board then commenced legal action against Northgate for breaching the terms of a

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

confidentiality and standstill agreement that Northgate entered with respect to Aurizon.  On July 6, 2006, the B.C. Court of Appeal upheld a June 29, 2006 decision by the B.C. Supreme Court to grant a permanent injunction enforcing the confidentiality and standstill agreement entered into by Northgate, the effect of which prevented Northgate from proceeding with its unsolicited takeover bid of the Company.  The costs associated with this unsolicited bid totaled $5.2 million and have been charged to operations.  The Company has an outstanding damages claim for costs incurred as a result of Northgate’s breach of contract.

Included in the second quarter’s reported loss are non-cash charges totaling $6.1 million associated with a $4.4 million mark-to-market adjustment of non-hedge derivative instruments and a $1.7 million charge for stock option grants.

The non-hedged derivative instruments comprise gold and foreign currency price protection contracts that were required as a condition for closing a $75 million loan facility to finance the completion and start-up of the Casa Berardi Gold Project.  The unrealized mark-to-market loss on derivatives has occurred as a result of rising gold prices, partially offset by a stronger Canadian dollar during the second quarter of 2006.  However, as the Company does not have any fixed price gold contracts, the Company will fully participate in any rise in gold prices up to an average price of US$813 per ounce in 2007 rising to US$908 per ounce in 2010.  Even if gold prices exceed these levels, approximately 74% of planned production, over the term of the loan, can be sold at the higher prevailing levels.

During the second quarter, the price of gold increased significantly, going from US$582 to US$613 per ounce, bringing greater value to Aurizon’s reserves.

Administrative and general costs decreased 16% in the second quarter of 2006 over the same period of 2005 to $835,000.

Operating activities in the second quarter of 2006 resulted in a cash outflow of $3.2 million, compared to a cash inflow of $0.1 million for the same period of 2005.  This significant variance is due principally to the costs associated with the prohibited takeover bid by Northgate.

During the second quarter of 2006, capital expenditures of $17.5 million were incurred at Casa Berardi for surface and underground development activities in preparation for production in the fourth quarter of 2006.  During the same period of 2005, $4.5 million was invested at Casa Berardi.

Financing activities during the second quarter of 2006 provided net cash inflows of $18.2 million.  Draw-downs on the project loan facility during the second quarter of 2006 totaled $18 million.  Draws from restricted cash accounts provided $0.7 million.  Deferred finance costs associated with the loan facility, together with interest costs, totaled $0.5 million.

In the same quarter of 2005, $7.0 million was provided from a flow through equity financing and the exercise of employee stock options.

FIRST HALF 2006

Non-cash charges associated with derivative instruments and stock option grants, together with the unsolicited takeover bid costs, resulted in a net loss of $17.7 million or ($0.12) cents per share for the first half of 2006, compared to earnings of $0.1 million, or nil cents per share from continuing operations in the same period of 2005.

The first half loss includes $13.2 million of non-cash charges, associated with a $11.5 million mark-to-market adjustment of non-hedge derivative instruments, and a $1.7 million charge for stock option grants.  Partially offsetting these non-cash charges, was the recognition of a non-cash future income tax recovery of $2.3 million in respect of a 2005 flow-through share financing for which the costs were renounced in 2006.  In the same period of 2005, the Company recognized a future income tax benefit of $2.1 million.

The unrealized mark-to-market loss on derivatives has occurred as a result of rising gold prices, partially offset by a stronger Canadian dollar between the establishment of the derivative instruments in the first quarter of 2006 and the end of the second quarter.

Operating activities in the first half of 2006 resulted in a cash outflow of $0.8 million, compared to cash outflows of $0.6 million for the same period of 2005.  Cash outflows in the first half were mitigated by a $6.0 million decrease in non-cash working capital.

In the first half of 2006, capital expenditures of $36.4 million were incurred at Casa Berardi compared to $10.6 million for the same period of 2005.

Financing activities, during the first half of 2006, provided net cash inflows of $27.4 million.  A private placement of 5.5 million shares, at a price of $2.75 per share, provided net proceeds of $14.2 million, and the exercise of employee stock options provided a further $162,000.  Draw-downs on the $75 million project loan facility during the first half of 2006 totaled $32.6 million.  A condition of the project loan facility required the funding of restricted cash accounts, which totaled $16.6 million.  Deferred finance costs associated with the loan facility, together with interest costs, totaled $2.9 million.  In the same period of 2005, $26 million was provided from equity financings and the exercise of employee stock options.

CASH RESOURCES AND LIQUIDITY

At June 30, 2006, Aurizon had cash balances of $31.9 million, of which $16.6 million is in restricted accounts that may be used to fund the Casa Berardi project and general administrative costs, compared to unrestricted cash balances of $25.0 million at the beginning of the year.  Working capital totaled $17.2 million at June 30, 2006, compared to working capital of $25 million at the beginning of the year.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

In February 2006, Aurizon closed a $75 million project loan facility to be used for the construction of Casa Berardi.  As at June 30, 2006, $32.6 million of the facility had been drawn down, leaving $42.4 million available to complete the remaining underground development required for commencing gold production in the fourth quarter of 2006.  Forecast costs to complete the construction of Casa Berardi are presently estimated at $34 million.

CASA BERARDI DEVELOPMENT

Casa Berardi continues to progress on budget and on schedule for a fourth quarter 2006 start-up of operations.  As at June 30, 2006, the status of the preproduction development is as follows:

•

Shaft sinking has reached the 720 metre level and conventional sinking is continuing to the shaft bottom of 760 metres, which is expected to be completed on schedule in the third quarter, 2006.

•

Ramp access is now complete down to the 730 metre level which is the depth required for initial production.

•

Access drifts have been completed on the 650, 670, and 690 metre levels and work has been initiated on the 710 and 730 metre levels.

•

Shaft access from the drifts has been completed on the 280, 550 and 690 metre levels.  No further accesses are required for commercial production.

•

Underground infrastructures (rockbreaker, grizzly, ore/waste chutes) on the 690 metre level are under construction.  A dewatering system and shaft bottom infrastructure should be initiated in the next quarter.

•

Definition drilling is completed between the 650 and 690 metre levels on Zone 113.  Drilling is continuing down to the 730 metres level and within the Lower Inter Zone.  In addition, rehabilitation and stope preparation of the NW zone should be initiated early in the third quarter, 2006.

•

Mill rehabilitation and modifications are nearly complete on the crushing, grinding, gravity and leach circuits and should be completed in late August, ahead of schedule.

•

The new electrical power line to the West Mine is complete.  Modification to the existing main substation and underground distribution for the new infrastructure is in progress.

•

Rehabilitation, purchase and lease of mobile equipment is underway.  All the equipment should be available on site before the end of the third quarter, ahead of schedule.

•

Over 400 personnel are currently active on site.

CASA BERARDI DRILLING RESULTS

Definition drilling of Zone 113 in the second quarter indicates that the initial gold production from Casa Berardi could significantly exceed what was anticipated in the current mine plan.  The drill program was performed between the 650 and 690 metre levels, covering the area where the initial stope development will occur.  Footwall drifts, which are set 20 metres apart, are being used as the drill rig locations for the current drill program.  Fourteen infill holes have previously been reported within this area and the current program has provided data on a further thirty-three holes.

Information from the definition drilling is being used to provide the precise ore stope dimensions.  The objective of the initial drill program is to outline, and have ready for blasting, three months of stope production before mine start up.  Upon completion of this definition drill program, the reserve estimate for this area will be revised.

The first results from definition drilling of the Lower Inter Zone indicate the potential for higher grades than the 7.27 grams per tonne gold resource grade previously estimated for the Zone.

An access drift to the Lower Inter Zone was completed earlier this quarter allowing fan-shaped definition drilling from stations located closer to the vein.  The first section was started in May and completed in June, 2006.

The Lower Inter Zone is an extensive, flat lying gold vein which fills a large void between the contact of the vertical Casa Berardi Fault and the flat lying Lower Inter Fault.  Drilling indicates that higher grade gold mineralization occurs in vein material that lies close to the intersection of the two faults.

A surface exploration program with the objective of finding the dip extension of the Principal Zone, intersected a large mineralized quartz vein in two of five drill holes.  The Principal Zone is located 900-1,500 metres east of Zone 113.  Assays from the first hole returned 8.3 grams/tonne over 14.7 metres.

Underground drilling was also conducted in Zones 118-120 with the objective of upgrading the known resources to the indicated category and later to mineral reserves by developing an updated mine plan.  Eight of the twelve infill holes confirmed the existing mineralized zones and four of seven exploration holes have extended the mineralization outside of the previously known limits of the zones.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

NEW PROPERTY ACQUISITIONS

Joanna Gold Property, Quebec

During the second quarter, Aurizon signed a letter of intent to acquire a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, which hosts a former gold producer, located in the middle of the Cadillac Break gold corridor, 20 kilometres east of Rouyn-Noranda.  The property was mined previously from underground to a maximum depth of 200 metres and historic production grades were estimated at 6.5 grams/tonne gold.

Aurizon plans to initiate an aggressive surface drill program to test the dip potential of the property to a depth of at least 500 metres.

Kipawa Gold –Uranium Property, Quebec

Aurizon has staked 80 claims in the Kipawa area, 100 kilometres south of Rouyn-Noranda, Quebec.  The region has been targeted for its gold-uranium association, based on a regional gold anomaly in stream sediments.  A till sampling program, which will test for heavy minerals to locate dispersion trains related to stream sediment anomalies, has recently been completed.  Assays are pending on the 230 samples taken.   A contract has been awarded for a combined airborne radiometric and electric geophysical survey.  Field prospecting and till sampling using smaller spacing will be completed once the results from the first phase of sampling are received.

OUTLOOK

Aurizon’s prime objective is to complete the remaining underground development, including stope preparation, at Casa Berardi and commence gold production in the fourth quarter of 2006.

The Project is currently forecast to produce 1,092,000 ounces of gold from 4.8 million tonnes of ore over the initial 6.2 year operating plan, based on current mineral reserves, at a cash operating cost of US$245 per ounce, using a Canadian dollar exchange rate of 1.13.

The estimated average annual production rate of 175,000 ounces of gold is based upon the current mine plan and mineral reserves.  At current gold prices and exchange rates, Casa Berardi has an internal rate of return of over 60% and payback of less than 2 years.  It has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold, representing only 45% of the global resource at Casa Berardi.

Additional resources comprise 2.7 million tonnes of indicated resources with an average grade of 5.1 grams of gold per tonne and 5.6 million tonnes of inferred resources averaging 6.5 grams of gold per tonne.  Drilling activities aimed at upgrading the reserves and  resources are on-going with five underground drill rigs and two surface drill rigs currently in operation.

In addition, the Company will initiate a surface drill program at the Joanna Property, and continue exploration at the Kipawa property.

The Company has no related party transactions or off-balance sheet arrangements to report.

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing gold production through accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

Common Shares (TSX – ARZ/AMEX – AZK)
	June 30,	December 31,
	2006	2005

Issued	145,122,548	139,532,048
Fully-diluted	149,609,548	142,014,548
Weighted average	143,261,465	117,686,120

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

Summary of Quarterly Results:
	2nd Quarter 2006	1st Quarter 2006	4th Quarter 2005	3rd Quarter 2005	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004
Revenue	$368,236	$237,521	$170,908	$209,058	$233,323	$134,574	$227,520	$179,587
Net Earnings (Loss) from continuing operations	($11,922,365)	($5,761,587)	($1,355,617)	($794,404)	($1,265,074)	$1,373,098	($4,880,193)	($402,697)
Net Earnings (Loss)	($11,922,365)	($5,761,587)	($1,355,617)	($794,404)	$2,740,190	$1,153,359	($4,898,827)	($272,678)
Earnings (Loss) per share from continuing operations – basic and diluted	(0.08)	(0.04)	($0.01)	($0.01)	($0.01)	$0.01	($0.05)	($0.00)
Earnings (Loss) per share – basic and diluted	(0.08)	(0.04)	($0.01)	($0.01)	$0.02	$0.01	($0.05)	($0.00)

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This Report contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this Report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

	June 30	December 31
	2006	2005
	$	$
ASSETS CURRENT
Cash and cash equivalents	15,267,179	25,010,213
Restricted cash (Note 4(a))	7,523,399	-
Accounts receivable	2,187,877	2,262,654
Quebec refundable tax credits	3,089,217	3,089,217
Prepaids	1,000,297	1,254,644
Supplies inventory	1,145,859	897,352
	30,213,828	32,514,080
RESTRICTED CASH (Note 4 (a))	9,119,661	-
QUEBEC REFUNDABLE TAX CREDITS	5,577,059	2,479,024
DEFERRED FINANCE COSTS (Note 4 (c))	3,385,654	480,716
RECLAMATION DEPOSITS	106,771	106,771
PROPERTY, PLANT & EQUIPMENT	26,955,243	21,462,384
MINERAL PROPERTIES	112,695,271	83,144,045
TOTAL ASSETS	188,053,487	140,187,020
LIABILITIES
CURRENT Accounts payable and accrued liabilities	13,032,992	7,477,802
UNREALIZED NON-HEDGE DERIVATIVE LIABILITIES (Note 5 (a))	11,547,900	-
LONG-TERM DEBT (Note 4 (b))	32,620,047	-
ASSET RETIREMENT OBLIGATIONS	2,171,204	2,095,476
FUTURE INCOME TAX LIABILITIES	9,071,281	5,384,379
TOTAL LIABILITIES	68,443,424	14,957,657
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3) Common shares issued – 145,122,548 (2005 – 139,532,048)	190,425,844	180,517,300
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION	3,332,964	1,176,856
DEFICIT	(74,891,688)	(57,207,736)
TOTAL SHAREHOLDERS’ EQUITY	119,610,063	125,229,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	188,053,487	140,187,020

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit (unaudited)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	$	$	$	$
Revenue
Royalty and interest income	368,236	233,323	605,758	367,897
Expenses
Administrative and general costs	835,233	989,353	1,844,848	1,790,793
Stock based compensation costs (Note 3(e))	1,725,920	322,837	1,725,920	322,837
Unrealized non-hedge derivative losses (Note 5(a))	4,411,804	-	11,547,900	-
Corporate takeover bid costs (Note 6)	5,152,780	-	5,152,780	-
Gain on sale of property, plant and equipment	(7,000)	-	(2,885)	(115,112)
Foreign exchange loss	40,849	49,179	47,402	60,933
Capital taxes	174,660	110,130	323,339	207,473
	12,334,246	1,471,499	20,639,304	2,266,924
LOSS FOR THE PERIOD BEFORE THE FOLLOWING	(11,966,010)	(1,238,176)	(20,033,546)	(1,899,027)
CURRENT INCOME TAX (EXPENSE) RECOVERY	43,645	(26,898)	-	(47,949)
FUTURE INCOME TAX RECOVERY (Note 3(d))	-	-	2,349,594	2,055,000
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(11,922,365)	(1,265,074)	(17,683,952)	108,024
NET EARNINGS FROM DISCONTINUED OPERATION	-	4,005,264	-	3,785,525
NET EARNINGS (LOSS) FOR THE PERIOD	(11,922,365)	2,740,190	(17,683,952)	3,893,549
DEFICIT – BEGINNING OF PERIOD	(62,969,323)	(57,797,905)	(57,207,736)	(58,951,264)
DEFICIT – END OF PERIOD	(74,891,688)	(55,057,715)	(74,891,688)	(55,057,715)
EARNINGS (LOSS) PER SHARE – Basic and diluted	(0.08)	0.02	(0.12)	0.03
EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS – Basic and diluted	(0.08)	(0.01)	(0.12)	0.00
Weighted average number of common shares outstanding	145,120,048	118,791,298	143,261,465	113,124,151

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Net (loss) earnings for the period from continuing operations	(11,922,365)	(1,265,074)	(17,683,952)	108,024
Adjustments for non-cash items:
Depreciation	23,693	17,486	46,824	34,958
Unrealized foreign exchange loss	-	51,000	-	-
Gain on sale of property, plant & equipment	(7,000)	-	(2,885)	(115,112)
Stock based compensation	1,725,920	322,837	1,725,920	322,837
Unrealized non-hedge derivative losses	4,411,804	-	11,547,900	-
Future income tax recovery	-	-	(2,349,594)	(2,055,000)
	(5,767,948)	(873,751)	(6,715,787)	(1,704,293)
Decrease in non-cash working capital items	2,551,875	956,623	5,959,151	1,118,537
	(3,216,073)	82,872	(756,636)	(585,756)
INVESTING ACTIVITIES
Property, plant & equipment	(2,761,874)	(3,906,894)	(5,561,808)	(5,141,757)
Mineral properties	(14,715,293)	(5,780,731)	(30,872,215)	(10,845,957)
Proceeds from sale of Sleeping Giant	-	5,201,649	-	5,201,649
Proceeds on disposal of property, plant & equipment	25,000	-	25,000	180,000
	(17,452,167)	(4,485,976)	(36,409,023)	(10,606,065)
FINANCING ACTIVITIES
Mining duties	-	1,390,091	-	1,390,091
Issuance of shares	11,275	5,583,820	14,350,576	24,635,817
Long-term debt	18,009,361	-	32,620,047	-
Restricted cash funding	695,587	-	(16,643,060)	-
Deferred finance costs	(467,427)	-	(2,904,938)	-
	18,248,796	6,973,911	27,422,625	26,025,908
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	(2,419,444)	2,570,807	(9,743,034)	14,834,087
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION	-	986,005	-	(182,268)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,419,444)	3,556,812	(9,743,034)	14,651,819
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	17,686,623	23,033,161	25,010,213	11,938,154
CASH AND CASH EQUIVALENTS – END OF PERIOD	15,267,179	26,589,973	15,267,179	26,589,973

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2005.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Mineral Properties

a)

Joanna Property, Quebec

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company.  A cash payment of $100,000 and the issuance of 50,000 shares of the Company, are due June 30, 2006, subject to regulatory approval.  Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

3.

Share Capital

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series “A” Convertible Preferred Shares (Issued – none) and 1,135,050 are designated as Series “B” Convertible Preferred Shares (Issued – none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
Balance – December 31, 2005	139,532,048	180,517,300
Private Placement	5,500,000	14,188,476
Exercise of stock options	82,500	150,825
Fair value of options exercised	-	40,895
Future income tax effect of flow through shares	-	(4,487,226)
Balance – March 31, 2006	145,114,548	190,410,270
Exercise of stock options	8,000	11,275
Fair value of options exercised	-	4,299
Balance – June 30, 2006	145,122,548	190,425,844

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

3.

Share Capital (Continued)

c)

Private Placement

On March 30, 2006, the Company completed a private placement of 5,500,000 flow through common shares at a price of $2.75 per share, resulting in gross proceeds of $15,125,000.  Issue costs related to this private placement totalled $936,524.  The Company has a commitment to incur $15.125 million of eligible flow through expenditures prior to December 31, 2006, of which $7.6 million had been incurred as at June 30, 2006.

d)

Flow Through Share Renunciation

In February 2006, the Company renounced the tax credits associated with the $19 million flow through share financing completed in 2005.  In accordance with CICA guidance EIC 146, a future income tax liability of $4,487,226 and a corresponding reduction of share capital were recorded in the first quarter of 2006, in order to recognize the tax benefits conferred to the subscribers of the flow through financing.  As the Company has future income tax assets that have not been recognized totalling $2,349,594, and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, the future income tax liability has been reduced, and a future income tax recovery in the statements of operations of $2,349,594 has been recorded.

e)

Incentive Stock Options

i)

During the second quarter of 2006, incentive stock options were granted to officers, directors and employees to purchase up to 2,000,000 shares at an exercise price of $2.38 per share.  The fair value of the options granted was estimated as $1.07 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	49%
Risk-free interest rate	4.2%
Expected lives	4.5 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $2,144,000 relating to these options.  As certain options were granted to employees of Casa Berardi, $418,080 has been capitalized to mineral properties and $1,725,920 charged to operations.

ii)

During the first quarter of 2006, incentive stock options were granted to Casa Berardi employees to purchase up to 60,000 shares at an exercise price of $2.57 per share.  The fair value of the options granted was estimated as $0.96 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	49%
Risk-free interest rate	4.2%
Expected lives	3 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $57,303 relating to these options.  As these options were granted to employees of Casa Berardi, the expense has been capitalized to mineral properties.

iii)

The status of stock options granted to officers, directors and employees as at June 30, 2006 and the changes during the periods ended is presented below:

	Three months ended June 30, 2006		Six months ended June 30, 2006
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	2,460,000	$1.65	2,482,500	$1.64
Granted	2,000,000	$2.38	2,060,000	$2.39
Expired	(15,000)	$1.50	(15,000)	$1.50
Exercised	(8,000)	$1.41	(90,500)	$1.79
Outstanding at end of period	4,437,000	$1.98	4,437,000	$1.98

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

3.

Share Capital (Continued)

iv)

A summary of the incentive stock options outstanding and exercisable at June 30, 2006 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $2.57	4,437,000	3.4 years	$1.98

4.

Long-term Debt

a)

Restricted cash

As at June 30, 2006, $7,523,399 was held in restricted accounts that can only be used to fund the general and administrative costs of the Company and Casa Berardi Project costs.

The company also advanced funds to support the project in the event of cost overruns.  As at June 30, 2006, this non-current restricted cash collateral account balance totalled $9,119,661, which will be released to fund cost overruns or upon achievement of certain operating performance benchmarks, anticipated in late 2007.

b)

Project debt facility

	June 30,	December 31,
	2006	2005
	$	$
Casa Berardi debt facility	32,620,047	-
Less current portion	-	-
	32,620,047	-

The interest rates charged during the first half of 2006 varied from 6.38% to 7.25% on the drawn portion of the loan facility, together with an interest rate charge of 0.75% on the undrawn portion of the loan facility.  Interest expense, which has been capitalized to deferred finance costs totalled $467,426 in the second quarter of 2006 and $591,575 in the first half of 2006.

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

A condition of closing the loan facility was the requirement to implement gold price protection and foreign currency programs.  As a result, the Company has purchased 287,431 ounces of gold put options that provide the Company the right, but not the obligation, to deliver gold at a price of US $500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 per ounce in 2007 to US$908 per ounce in 2010.    There are no margin requirements with respect to these derivative positions.

The Company has also entered into currency forward contracts totaling Canadian $60 million that establish the Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

c)

Deferred finance costs

Deferred finance costs include bank arrangement, legal and advisory fees associated with the loan facility, together with deferred interest costs.  As at June 30, 2006, these costs totalled $3,385,654, of which $2,904,938 was incurred in the first half of 2006.  These costs will be charged to operations upon commencement of commercial production over the term of the loan facility.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2006

5.

Commitments

a)

Non-hedge derivatives

The Company’s non-hedge derivative positions at June 30, 2006 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	59,469	77,306	84,842	65,814	287,431

Call options sold - ounces	59,469	77,306	84,842	65,814	287,431
Average price per ounce	US$813	US$848	US$882	US$908	US$865
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

As at June 30, 2006, the unrealized mark-to-market derivative loss of the gold non-hedge derivative positions totalled $13,176,713 and the currency non-hedge derivative position had an unrealized mark-to-market derivative gain of $1,628,813, for a net loss of $11,547,900.  These losses have been charged to operations.  There are no margin requirements with respect to these derivative positions.

b)

Contractual obligations

As at June 30, 2006, the Company has contractual obligations in respect of construction and development activities at Casa Berardi totalling $8.1 million, due in 2006.

6.

Corporate Takeover Bid Costs

On May 23, 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to offer to acquire all of the Company’s outstanding shares.  The Company’s Board of Directors concluded that the Northgate offer was inadequate and not in the best interests of the Company’s shareholders and on June 15, 2006, the Company commenced an action to enforce its confidentiality and standstill agreement with Northgate dated October 19, 2005 and to recover damages for costs incurred as a result of such breach.

On July 6, 2006, the B.C. Court of Appeal upheld a June 29, 2006 decision by the B.C. Supreme Court to grant a permanent injunction enforcing the confidentiality and standstill agreement entered into by Northgate for the remainder of its one-year term, the effect of which prevented Northgate from proceeding with its unsolicited takeover bid of the Company.

The costs incurred as a result of this unsolicited bid totalled $5,152,780 and have been charged to operations.  The Company has an outstanding claim against Northgate and Northgate Acquisition ULC for damages up to the date of the injunction.